Item 77C: The European Equity Fund, Inc.
The Annual Meeting of Stockholders (the "Meeting") of The European Equity Fund, Inc. was held on June 27, 2017.  The Meeting was adjourned until, and reconvened on, June 30, 2017 to permit the solicitation of additional votes with respect to a proposal.  At the close of business on May 15, 2017, the record date for the determination of stockholders entitled to vote at the Meeting, there were issued and outstanding 8,079,560 shares of the Fund's common stock, each share being entitled to one vote, constituting all of the Fund's outstanding voting securities.  At the Meeting, the holders of 6,074,727 shares of the Fund's common stock were represented in person or by proxy, constituting a quorum.  At the Meeting, the following matters were voted upon by the stockholders.  The resulting votes are presented below:

1.	To elect three (3) Class III Directors, each to serve for a term of three years and until his successor is elected and qualifies.

Number of Votes

	For	Withheld
Mr. Christian H. Strenger	5,431,503	643,225
Dr. Wolfgang Leoni	5,467,746	606,982
Dr. Kenneth C. Froewiss	5,463,468	611,260
2.	To elect one (1) Class II Director, to serve for a term of two years and until his successor is elected and qualifies.
Number of Votes

	For	Withheld
Dr. Christopher Pleister	5,467,661	607,067

3.
To ratify the appointment by the Audit Committee and the Board of Directors of PricewaterhouseCoopers LLP, an independent public accounting firm, as independent auditors for the fiscal year ending December 31, 2017.

Number of Votes

For	Against	Abstain
6,047,927	35,258	45,242

4.
To change the Fund's investment objective from seeking "long-term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in countries that are members of the European Union" to seeking "long-term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Europe;" and to change the Fund's corresponding fundamental investment policy to provide that, "[u]nder normal circumstances, at least 80% of the Fund's net assets (plus any assets funded with leverage) will be invested in equity or equity-linked securities of issuers domiciled in Europe."

Number of Votes

For	Against	Abstain
4,133,777	566,052	40,842

As of June 30, 2017, the Fund's Board of Directors is as follows:

Christian H. Strenger	Chairman and Director (interested)	since 1986 Class III – term expires 2020
Dr. Wilhelm Bender	Director (non-interested)	since 2013 Class I – term expires 2018
Detlef Bierbaum	Director (non-interested)	since 1986 Class I – term expires 2018
Ambassador Richard R. Burt	Director (non-interested)	since 2000 Class II – term expires 2019
Walter C. Dostmann	Director (non-interested)	Since 2015 Class I – term expires 2018
Dr. Kenneth C. Froewiss	Director (non-interested)	since 2017 Class III – term expires 2020
Dr. Wolfgang Leoni	Director (non-interested)	since 2017 Class III – term expires 2020
Dr. Christopher Pleister	Director (non-interested)	since 2016 Class II – term expires 2019